SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                       CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST

                            (Name of Subject Company)

                 SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL
                      MANAGEMENT, LLC; AND ROBERT E. DIXON

                                    (Bidders)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                   139 71R 108
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                               Copy to:
Robert Dixon                                   Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                 Derenthal & Dannhauser
595 Market Street, Suite 2100                  One Post Street, Suite 575
San Francisco, California 94105                San Francisco, California  94104
(415) 777-2186                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $267.25
         Form or Registration Number: Schedule TO (SEC File No. 5-57591) Filing Party: SUTTER OPPORTUNITY FUND 2, LLC
         Date Filed: April 9, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed by SUTTER OPPORTUNITY FUND 2, LLC on April 9, 2001 is hereby amended as set forth below. Except as amended hereby, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by SUTTER OPPORTUNITY FUND 2, LLC (the "Purchaser") to purchase up to 296,948 Shares of Common Stock $0.01 par value (the "Shares") in CAPITAL ALLIANCE INCOME TRUST LTD., A REAL ESTATE INVESTMENT TRUST, a Delaware corporation (the "Issuer"), the subject company, at a purchase price equal to $4.50 per Share, less the amount of any distributions declared or made with respect to the Shares between the Offer Date and the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

         As noted above, the Offer Price is $4.50 per share, less the amount of any distributions declared or made with respect to the Shares between the Offer Date and the Expiration Date. On April 16, 2001, the Issuer declared a dividend of $0.085 per Share, effectively reducing the Offer Price to $4.415 per Share.

         The Expiration Date, originally May 4, 2001, is hereby extended to May 18, 2001.

         The number of Shares subject to the Offer and the price per share relate to the Common Shares as outstanding on the date of the Offer, and will be adjusted proportionately upon the effectiveness of any reverse stock split or other structural adjustment to the outstanding Shares occurring prior to consummation of the Offer.

         Sutter Capital Management, LLC and Robert E. Dixon are named as "Bidders" in this Schedule TO solely because of control relationships with Sutter Opportunity Fund 2, LLC. Due to such relationships they may be deemed beneficial owners of securities owned by Sutter Opportunity Fund 2, LLC. Nevertheless, only Sutter Opportunity Fund 2, LLC intends to acquire Shares pursuant to this offer and neither Sutter Capital Management, LLC, manager of Sutter Opportunity Fund 2, LLC, nor Robert E. Dixon, manager of Sutter Capital Management, LLC, intends to acquire directly any shares.

         The information in the Offer to Purchase and in the original Schedule TO, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Revised Offer to Purchase dated April 9, 2001

         (a)(5)   Press Release

         (b)-(h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 3, 2001

SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  --------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  --------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
------------------------
 ROBERT E. DIXON

                                  EXHIBIT INDEX


Exhibit           Description                                             Page

(a)(1)            Revised Offer to Purchase dated April 9, 2001

(a)(5)            Press Release